SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 31, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001 -70
Board of Trade 53.3.0000581 -8

Minutes of the Board of Directors’ Meeting,
Held on August 25, 2005

Date, Time and Place:
On the 25th of August, 2005, at 5:00 p.m., in the city and state of Rio de Janeiro, at Rua Lauro Muller, 116, sala 2201 (parte).

Summons:
Summons dismissed, since all the members of the Board of Directors were present.

Presence:
The following effective members of the Company’s Board of Directors were present: Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Kevin Michael Altit, Lênin Florentino de Faria and Fábio de Oliveira Moser. Also present were Mr. Ricardo Knoepfelmacher, Charles Laganá Putz and Luiz Francisco Tenório Perrone.

Meeting’s Board:
The meeting was presided by the chairman of the Board of Directors, who invited Mr. Hiram Bandeira Pagano Filho to act as secretary for the matters of the meeting.

Day’s Agenda:
To make a resolution on the replacement of the members of the current Senior Management.

Resolutions:
At the beginning of the meeting, the President put to vote the sole item of the Day’s Agenda. The members of the Board of Directors decided, by unanimous decision, to replace the current members of the Senior Management, except Mr. Francisco Aurélio Sampaio Santiago, Brazilian, married, engineer, ID card 244543, issued by SSP/SP and registered under CPF/MF 039.085.418 -24, residing in Brasilia, Distrito Federal, at SHIS QI 29, conj. 4, casa 22, Lago Sul, who shall keep the position of Technical Executive Officer of the Company, and following, decided the election of the new Executive Officers to fulfill the current terms, as follows:

- Ricardo Knoepfelmacher, Brazilian, judicially separated, economist, ID card 674.856, issued by SSP/DF and registered under CPF/MF 351.080.021 -49, residing and established in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, 2.055, 14º andar, for the position of Chief Executive Officer;

- Luiz Francisco Tenório Perrone, Brazilian, married, engineer, ID card 003.259.885 -9, issued by IFP/RJ and registered under CPF/MF 008.719.406 -63, residing and established in the city and state of Rio de Janeiro, at Av. Heitor Doyle Maia, nº 150, for the position of Human Resources Executive Officer; and

- Charles Laganá Putz, Brazilian, married, business administrator, ID card 6640582-8, issued by SSP/SP and registered under CPF/MF 039.085.418 -24, residing and established in the city and state of São Paulo, at Rua José Janarelli, nº 927, for the position of Chief Financial Officer, also holding the position of Investor Relations Officer.

According to the By-laws of the Company, the above mentioned Executive Officers, shall fulfill the terms of the Executive Officers who were replaced and declare, according to the legal needs, that they are unrestricted (free) to exercise the commercial activities, as per declaration of unrestriction, which shall be filed at the Company’s headquarters.

For the purposes of article 4 of CVM Instruction 367, of May 29, 2002, the President registered the reception of the résumés from the following: Mr. Ricardo Knoepfelmacher, Luiz Francisco Tenório Perrone, Francisco Aurélio Sampaio Santiago and Charles Laganá Putz. These documents shall be filed at the Company’s headquarters.

The Senior Management shall have the same compensation, which was set for the previous Management, respecting the global amount established at the Company’s Extraordinary General Shareholders Meeting, held on April 29, 2005.

According to the above resolutions, the Company’s Senior Management shall be composed as follows:

Ricardo Knoepfelmacher – Chief Executive Officer;
Francisco Aurélio Sampaio Santiago – Technical Executive Officer;
Luiz Francisco Tenório Perrone – Human Resources Executive Officer; and
Charles Laganá Putz – Chief Financial Officer, also holding the position of Investor Relations Officer.

The members of the Board of Directors registered, by unanimous decision, its recommendations for the Company’s new Senior Management to conduct immediately the business, aiming to safe keep and promote the Company’s rights, assets and interests.

Additionally, the Board of Directors pronounced its understanding that, pursuing the best interest for the Company and its subsidiary, Brasil Telecom S.A., the new Senior Management shall direct its efforts searching for synergies between the referred companies’ managements, therefore benefiting not only the Company and its subsidiary, but also its respective shareholders and telecom service users.

Thus, the Board determined that the Senior Management shall take all necessary actions, immediately, to summon Brasil Telecom S.A.’s Extraordinary General Shareholders Meeting, as quickly as possible, to replace its management.

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted, which, once read and approved, unanimously, were signed by the present Board’s Members.

Rio de Janeiro, August 25, 2005.

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho

President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 31, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer